Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor				Successor
				Period from	Period from
				January 1,	February 15,
				2007 to	2007 to	Year Ended
	Year Ended December 31,			February 14,	December 31,	December 31,	Six Months Ended June 30,
(in thousands)	2004	2005	2006	2007	2007	2008	2008	2009
Earnings:
Income (loss) from continuing operations before income taxes	$(16,174)	$30,072	$22,611	$(4,382)	$32,511	$15,362	$15,596	$8,626
Additions:
Fixed charges, as shown below	35,649	31,285	39,965	4,859	53,259	72,073	29,630	40,196
Earnings as adjusted	$19,475	$61,357	$62,576	$477	$85,770	$87,435	$45,226	$48,822
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	$27,696	$20,329	$27,392	$3,275	$42,996	$61,678	$24,334	$35,263
Interest within rent expense	7,953	10,956	12,573	1,584	10,263	10,395	5,296	4,933
Total fixed charges	$35,649	$31,285	$39,965	$4,859	$53,259	$72,073	$29,630	$40,196
Ratio of earnings to fixed charges	—	1.96	1.57	—	1.61	1.21	1.53	1.21
Coverage deficiencies	$16,174	$—	$—	$4,382	$—	$—	$—	$—